

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 1, 2007

Mr. Richard P. Elliott
Park-Ohio Holdings Corp.
23000 Euclid Avenue
Cleveland, Ohio 44117

   RE: Park-Ohio Holdings Corp.
     Form 10-K for the fiscal year ended December 31, 2006
     Filed March 16, 2007
     File # 0-3134

Dear Mr. Elliott:

  We have reviewed your response letter dated June 5, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

General

1. We have reviewed your response to our prior comment one. We continue to believe that you are required by Rule 12-09 of Regulation S-X to include a schedule of your valuation and qualifying accounts in your filings. We note your belief that the allowance for doubtful accounts and the inventory reserve are not material to your financial statements. However, we do not believe it is appropriate to assess materiality of allowances solely based on their percent of total assets. Therefore, as previously requested, please supplementally provide the schedule and include it in future filings.

       * * * *

  As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

   If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

   Sincerely,

   John Cash
   Accounting Branch Chief